Exhibit 99.3

NuCana Reports Third Quarter 2022 Financial Results and Provides Business Update

Multiple Data Readouts on Track for the Remainder of 2022 and the First Half of 2023

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, November 16, 2022 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2022 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of September 30, 2022, NuCana had cash and cash equivalents of £50.8 million compared to £46.5 million as of June 30, 2022 and £60.3 million at December 31, 2021. NuCana continues to advance its various clinical programs and reported a net loss of £4.5 million for the quarter ended September 30, 2022, as compared to a net loss of £8.0 million for the quarter ended September 30, 2021. Basic and diluted loss per share was £0.09 for the quarter ended September 30, 2022, as compared to £0.15 per share for the quarter ended September 30, 2021.

“This year we have focused on advancing our transformative ProTides through the clinic and evaluating additional indications and combinations to expand our development program,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Based on NUC-3373’s promising efficacy and favorable safety profile, we initiated two clinical studies: NuTide:323, a randomized Phase 2 trial of NUC-3373 in combination with irinotecan (NUFIRI) and bevacizumab for the second-line treatment of patients with colorectal cancer; and NuTide:303 a Phase 1b/2 study of NUC-3373 in combination with either pembrolizumab in patients with solid tumors or in combination with docetaxel in patients with non-small cell lung cancer (NSCLC). Furthermore, we entered the Phase 2 part of the NuTide:701 study which is investigating NUC-7738 as a monotherapy and in combination with pembrolizumab in patients with solid tumors.”

Mr. Griffith continued: “We recently presented data at the European Society of Medical Oncology (ESMO) Annual Meeting that showed the promising anti-tumor activity and favorable safety profiles of both NUC-3373 and NUC-7738. We presented encouraging data for NUC-3373 in combination with irinotecan (NUFIRI) or oxaliplatin (NUFOX) from the NuTide:302 Phase 1b/2 study in patients with advanced colorectal cancer. We also presented positive data on NUC-7738 in patients with solid tumors, including melanoma, from the Phase 1 part of the Phase 1/2 NuTide:701 study. At the 34th EORTC-NCI-AACR Annual Meeting in October, we presented data demonstrating that NUC-3373 is a more potent inhibitor of thymidylate synthase than pemetrexed in both adenocarcinoma and squamous subtypes of NSCLC. In addition, we presented data that demonstrate NUC-3373’s ability to increase the immunogenic cell death of lung cancer cells in combination with pembrolizumab.”

Mr. Griffith concluded: “We are pleased with the progress we have made this year with NUC-3373 and NUC-7738. Based on these positive data updates, we have expanded our development programs and are rapidly advancing them as we progress towards our goal of providing more effective and safer treatment options for patients with cancer. With a cash runway that is expected to fund operations into 2025, we look forward to achieving numerous value-driving catalysts in the near future.”

Anticipated Milestones: Q4 2022 and H1 2023

•	NUC-3373 (a ProTide transformation of 5-FU)

In Q4 2022, NuCana expects to:

•	Commence enrollment in the randomized, controlled Phase 2 (NuTide:323) study of NUC-3373 in combination with other agents for the second-line treatment of patients with colorectal cancer;

•

Commence enrollment in the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with either pembrolizumab in patients with various solid tumors or in combination with docetaxel in patients with non-small cell lung cancer (NSCLC) to identify additional indications for development; and

•	Expand the Phase 1b/2 (NuTide:302) study of NUC-3373 in colorectal cancer patients, and evaluate NUC-3373-based regimens in combination with bevacizumab in second-line patients with colorectal cancer.

In the first half of 2023, NuCana expects to:

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUC-3373 combined with leucovorin, bevacizumab and either irinotecan or oxaliplatin in second-line patients with colorectal cancer; and

•

Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with either pembrolizumab in patients with various solid tumors or docetaxel in patients with non-small cell lung cancer (NSCLC) to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In Q4 2022, NuCana expects to:

•	Commence enrollment in the Phase 2 part of the NuTide:701 study of NUC-7738 in combination with the PD-1 inhibitor pembrolizumab, in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study in patients with solid tumors treated with NUC-7738 monotherapy.

In the first half of 2023, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study in patients with solid tumors treated with NUC-7738 monotherapy and NUC-7738 in combination with pembrolizumab.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with other agents, including the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors to identify additional indications for development. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(7,386)	(8,971)	(23,238)	(26,200)
Administrative expenses	(1,715)	(2,277)	(5,756)	(6,456)
Net foreign exchange gains	2,912	1,274	7,120	488

Operating loss	(6,189)	(9,974)	(21,874)	(32,168)
Finance income	216	22	380	81

Loss before tax	(5,973)	(9,952)	(21,494)	(32,087)
Income tax credit	1,445	1,911	4,672	5,198

Loss for the period	(4,528)	(8,041)	(16,822)	(26,889)

Basic and diluted loss per share	(0.09)	(0.15)	(0.32)	(0.52)

Unaudited Condensed Consolidated Statements of Financial Position

	September 30, 2022	December 31, 2021

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,512	2,410
Property, plant and equipment	969	851
Deferred tax asset	95	60
Other non-current assets	2,655	2,540

	6,231	5,861

Current assets
Prepayments, accrued income and other receivables	7,052	4,161
Current income tax receivable	4,622	7,188
Cash and cash equivalents	50,752	60,264

	62,426	71,613

Total assets	68,657	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	143,138	143,137
Other reserves	75,068	72,137
Accumulated deficit	(165,513)	(149,726)

Total equity attributable to equity holders of the Company	52,693	65,548

Non-current liabilities
Provisions	46	46
Lease liabilities	459	164

	505	210

Current liabilities
Trade payables	5,614	1,829
Payroll taxes and social security	166	170
Accrued expenditure	9,456	9,510
Lease liabilities	223	207

	15,459	11,716
Total liabilities	15,964	11,926

Total equity and liabilities	68,657	77,474

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
	2022	2021

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(16,822)	(26,889)
Adjustments for:
Income tax credit	(4,672)	(5,198)
Amortization, depreciation and loss on disposal	676	673
Finance income	(380)	(81)
Interest expense on lease liabilities	11	15
Share-based payments	3,900	4,919
Net foreign exchange gains	(7,233)	(533)

	(24,520)	(27,094)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(2,758)	(497)
Increase in trade payables	3,785	1,634
(Decrease) increase in payroll taxes, social security and accrued expenditure	(101)	2,333

Movements in working capital	926	3,470

Cash used in operations	(23,594)	(23,624)

Net income tax received	7,220	9,888

Net cash used in operating activities	(16,374)	(13,736)

Cash flows from investing activities
Interest received	368	79
Payments for property, plant and equipment	(12)	(43)
Payments for intangible assets	(396)	(537)
Payments for other non-current assets	—	(2,597)

Net cash used in investing activities	(40)	(3,098)

Cash flows from financing activities
Payments for lease liabilities	(189)	(222)
Proceeds from issue of share capital	1	198

Net cash used in financing activities	(188)	(24)

Net decrease in cash and cash equivalents	(16,602)	(16,858)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	7,090	529

Cash and cash equivalents at end of period	50,752	71,027

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com